82-34639

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

02 SEP 17 AM 9: 10

SEC#82-5258

SUPPL

2 September 2002

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely,

Jeff Carter
Chief Financial Officer & Company Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/18

AGENIX

AGENIX LIMITED
Level 9 123 Epping Rd
North Ryde NSW 2113
Australia
Tel : (612) 8875 7898
Fax : (612) 8875 7897
Website : www.agenix.net

ASX/News Release

Agenix Subsidiary Wins Singapore Govt Grant

Thursday 29 August 2002

Biotechnology company Agenix Limited [ASX:AGX] announced that its 27 percent owned subsidiary PhytoProtein Biotech Pte Ltd has won a major grant from the Economic Development Board of Singapore.

"Singapore government funding will allow PhytoProtein to continue the development of its technology to produce recombinant proteins using plant cells as bioreactors. This will be possible without any funding from the existing shareholders due to both a recent equity injection of S$389,000 from CTV and this grant," said Mr Don Home, Chief Executive Officer of Agenix.

"The grant enables recruitment of additional technical personnel in their Singapore operations which will accelerate product development.

"This grant provides further working capital but also further adds credibility to the PhytoProtein technology thanks to the funding by the commercially savvy Singapore government.

"There are very substantial commercial opportunities that would be available on successful development of the PhytoProtein technology," said Mr Home.

Agenix's initial investment in PhytoProtein in March last year was to enable the company to develop proteins to use in kits for the diagnosis of infectious diseases like Malaria, Melioidosis, Typhoid, Tuberculosis and Dengue Fever.

The grant extends until the end of 2004 and covers manpower-related costs, equipment and materials, and other costs related to the company's development project into the production of immunogenic proteins using plant cell-based expression systems. These plant-derived proteins offer significant advantages in yield and safety over existing systems improving the sensitivity of antigens and the efficacy of vaccines.

Inquiries:

Mr Donald Home **0438 500 255**

www.agenix.net

About the company: Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology Thromboview™ blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.